                                                                    Exhibit 4(c)
                        AMENDMENT TO WARRANT AGREEMENT

     Amendment dated as of the 15th day of February, 1996 (the "Amendment") to the Warrant Agreement dated as of October 31, 1988 (the "Agreement") among D. H. Blair Investment Banking Corp. (as successor-in-interest to D. H. Blair & Co., Inc.) ("Blair"), Water-Jel Technologies, Inc. (formerly, Trilling Medical Technologies, Inc.) (the "Company") and American Stock Transfer & Trust Company.

     WHEREAS, the Company believes it is in the best interests of the Company and its stockholders that the Agreement be amended to modify certain provisions relating to the solicitation of exercises of the Company's Class A and Class B Warrants.

     NOW, THEREFORE, in consideration of the foregoing and the issuance by the Company to Blair and its designees of option agreements of even date herewith (collectively, the "1996 Option"), it is agreed as follows:

     1. Section 4(b) of the Agreement shall be deleted in its entirety and replaced with the following:

          (b) If, at the Exercise Date in respect of the exercise of any Class A Warrant, (i) the market price of the Company's Common Stock is greater than the then Purchase Price of the Class A Warrant; (ii) the exercise of the Class A Warrant was solicited by a member of the National Association of Securities Dealers, Inc. (the "NASD"); (iii) the Class A Warrant was not held in a discretionary account; (iv) disclosure of the compensation arrangements was made both at the time of the original offering and at the time of exercise; (v) the solicitation of the exercise of the Class A Warrant was not in violation of Rule 10b-6 (as such rule or any successor rule may be in effect as of the time of exercise) promulgated under the Securities Exchange Act of 1934, the Warrant Agent, simultaneously with the distribution of the proceeds to the Company received upon exercise of the Class A Warrants so exercised shall, on behalf of the Company, pay from the proceeds received upon exercise of the Class A Warrants a fee of 4% of the Purchase Price to Blair, of which 1% shall be reallowed to the dealer who solicited the exercise. Within five days after exercise, the Warrant Agent shall send Blair a copy of the reverse side of each Class A Warrant exercised. Blair shall reimburse the Warrant Agent, upon request, for its reasonable expenses relating to compliance with this Subsection 4(b). In addition, Blair and the Company may at any time during business hours, examine the records of the Warrant Agent, including its ledger of original Warrant Certificates returned to the Warrant Agent upon exercise of Class A Warrants. The provisions of this Section 4 may not be modified, amended or deleted without the prior written consent of Blair.

     2. All references in the Agreement to the Unit Purchase Option shall hereinafter be deemed to refer to the 1996 Option.

     3. Except as amended herein, the Agreement shall continue in full force and effect and shall be enforceable in accordance with its terms.

     IN WITNESS WHEREOF, the parties have executed the Amendment as of the date first above written.

                              WATER-JEL TECHNOLOGIES, INC.

                              By: /s/ Peter Cohen
                              Name: Peter Cohen
                              Title: President

                              D. H. BLAIR INVESTMENT BANKING CORP.

                              By: /s/ Martin A. Bell
                              Name: Martin A. Bell
                              Title: Vice Chairman and Executive Vice President

                              AMERICAN STOCK TRANSFER & TRUST COMPANY

                              By: /s/ Michael Karfunkel
                              Name: Michael Karfunkel
                              Title: President

                                      -2-